Exhibit 12.1

MITCHAM INDUSTRIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended January 31,
	2017	2016	2015	2014	2013
Earnings
(Loss) Income before income taxes	$(31,339)	$(27,759)	$(10,186)	$6,026	$13,524
Fixed charges (as outlined below)	846	932	1,142	544	783

Total earnings, as defined $	$(30,493)	$(26,827)	$(9,044)	$6,570	$14,307

Fixed Charges
Interest	$653	$739	$902	$314	$533
Estimate of interest within rental expense	$193	$193	$240	$230	$250

Total fixed charges	$846	$932	$1,142	$544	$783

Ratio of (losses) earnings to fixed charges	*	*	*	12.08	18.27

•	Earnings for the years ended January 31, 2017, January 31, 2016 and January 31, 2015 were insufficient to cover fixed charges by $31,339, $27,759 and $10,186, respectively.